  EXHIBIT 99.1

GENOIL INC.

March 31, 2022

FORM 6-K

F-1

GENOIL INC.

Consolidated Balance Sheets

(Expressed in US Dollars)

ASSETS

	March 31,	December 31,
	2022	2021
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$657	$12
Due from related-parties	238,837	220,336
Prepaid expenses and other current assets	5,343	8,569

Total Current Assets	244,837	228,917

Land located in Alberta Canada	43,163	43,163

OTHER ASSETS
Intangible assets, net	1	1

TOTAL ASSETS	$288,001	$272,081

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Trade and other payables	$100,242	$111,301
Accrued interest payable, to related parties	4,166,689	3,911,705
Convertible notes, current portion	4,711,764	4,711,764
Due to related parties	46,875	46,875

Total Current Liabilities	9,025,570	8,781,645

NON-CURRENT LIABILITIES
Convertible notes, non current portion	-	-

Total Non-Current Liabilities	-	-

TOTAL LIABILITIES	9,025,570	8,781,645

STOCKHOLDERS' DEFICIT
Preferred Stock, no par value; authorized 10,000,000 shares, 0issued and outstanding 0 and 0 shares, respectively	-	-
Common Stock, no par value; issued and outstanding 0653,383,029 and 640,633,029 shares , respectively	51,044,644	50,917,144
Contributed surplus	37,297,127	36,151,385
Accumulated other comprehensive income (loss)	(221,860)	(221,860)
Accumulated deficit	(96,857,480)	(95,356,233)

Total Stockholders' Deficit	(8,737,569)	(8,509,564)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$288,001	$272,081

The accompanying notes are an intergral part of these consolidated financial statements

F-2

GENOIL INC.

Consolidated Statements of Operations

(Expressed in US Dollars)

(Unaudited)

	Three months ended March 31,
	2022	2021

REVENUES	$-	$-
COST OF SALES	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	1,156,162	85,979
Other Operating Expenses	89,321	96,429
Total Operating Expenses	1,245,483	182,408

LOSS FROM OPERATIONS	(1,245,483)	(182,408)

Other Income (Expense)
Finance expense	(254,984)	(226,584)

Total Other Income (Expense) - Net	(254,984)	(226,584)

INCOME (LOSS) BEFORE INCOME TAXES	(1,500,467)	(408,992)
PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	(1,500,467)	(408,992)

Deemed dividends for warrants	(780)	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON 000SHAREHOLDERS	$(1,501,247)	$(408,992)

Weighted average shares outstanding - Basic and Diluted	647,258,696	600,393,585

NET LOSS PER SHARE - Basic and Diluted	(0.00)	(0.00)

The accompanying notes are an intergral part of these consolidated Financial Statements

F-3

GENOIL INC.

Consolidated Statements of Stockholders' Deficit

(Expressed in US Dollars)

 (Unaudited)

				Accumulated
				Other		Total
	Common	Share	Contributed	Comprehensive	Accumulated	Stockholders'
	Shares	Capital	Surplus	Income (Loss)	Deficit	Deficit
Balance as of January 1, 2021	596,178,029	$50,460,594	$35,405,592	$(221,860)	$(92,507,622)	$(6,863,296)
Sale of common shares (and warrants) in private placements	7,450,000	73,500	-	-	-	73,500
Issuance of common shares for services	1,300,000	26,000	-	-	-	26,000
Stock based compensation	-	-	59,979	-	-	59,979
Deemed Dividends	-	-	-	-	-	-
Net loss for the three-months ended March 31, 2021	-	-	-	-	(408,992)	(408,992)
Balance as of March 31, 2021	604,928,029	50,560,094	35,465,571	(221,860)	(92,916,614)	(7,112,809)

Balance as of January 1, 2022	640,633,029	50,917,144	36,151,385	(221,860)	(95,356,233)	(8,509,564)
Sale of common shares (and warrants) in private placements	11,630,000	116,300	-	-	-	116,300
Issuance of common shares for services	1,120,000	11,200	-	-	-	11,200
Stock based compensation	-	-	1,144,962	-	-	1,144,962
Deemed Dividends	-	-	780		(780)	-
Net loss for the three-months ended March 31, 2022					(1,500,467)	(1,500,467)
Balance as of March 31, 2022	653,383,029	$51,044,644	$37,297,127	$(221,860)	$(96,857,480)	$(8,737,569)

The accompanying notes are an intergral part of these consolidated Financial Statements

F-4

GENOIL INC.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

(Unaudited)

	Three months ended March 31,
	2022	2021

OPERATING ACTIVITIES
Net income (loss)	$(1,500,467)	$(408,992)
Adjustments to reconcile net loss
to cash flows used in operating activities:
Stock based compensation	1,156,162	85,979

Changes in operating assets and liabilities
Prepaid expenses and other current assets	3,226
Accrued interest payable	254,984	226,584
Trade and other payables	(11,059)	-

Net Cash Used in Operating Activities	(97,154)	(96,429)

FINANCING ACTIVITIES
Net change in related party receivables	(18,501)	(3,881,364)
Net change in related party payables	-	3,901,043
Cash received from equity investors	116,300	73,500

Net cash provided by Financing Activities	97,799	93,179

Increase (Decrease) in Cash	645	(3,250)
Cash at beginning of year	12	3,393

Cash at end of period	$657	$143

Supplemental disclosure of cash flow information

Interest Paid	$-	$-
Income taxes paid	$-	$-
Deemed dividends related to issuance of warrants.	$780	$-

The accompanying notes are an intergral part of these consolidated Financial Statements

F-5

Genoil INC.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and March 31, 2021

(Expressed in US Dollars)

(Unaudited)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported net losses of $1,500,467 and $408,992 for the three months ended March 31, 2022 and 2021, respectively. The Company used funds in operating activities of $97,154 and $96,429 for the three months ended March 31, 2022 and 2021, respectively. The Company had a net working capital deficiency of $8,780,733 and $8,552,728 at March 31, 2022, and December 31, 2021, respectively. The Company had a stockholders’ deficit of $8,737,569 and $8,509,564 at March 31, 2022 and December 31, 2021, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the three months ended March 31, 2022 and 2021, the Company received net proceeds of $97,799 and $93,179, respectively, pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

F-6

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Genoil Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of March 31, 2022, Emirates LLC had not yet commenced operations and holds no assets.

•

Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency translation

The reporting currency of the Company is the United Sates Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

(c)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

F-7

(d)	Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(e)	Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(f)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g)	Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(h)	Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or operations.

F-8

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

4. DUE FROM RELATED PARTIES

Due from related parties consist of:

	March 31,	December 31,
Borrower	2022	2021
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$238,837	$220,336
Totals	$238,837	$220,336

The receivables are non-interest bearing and are due on demand.

F-9

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	March 31,	December 31,
Lender	2022	2021
Lifschultz Enterprise Company LLC	$2,191,140	$2,085,090
Sidney B. Lifschultz 1992 Family Trust (an entity controlled by David Lifschultz)	791,301	753,002
David Lifschultz	592,135	536,817
Bruce Abbott	592,113	536,796
Totals	$4,166,689	$3,911,705

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

6. CONVERTIBLE NOTES

Convertible notes consist of:

	March 31,	December 31,
Lender	2022	2021
Lifschultz Enterprise Company LLC	$1,499,026	$1,499,026
Sidney B. Lifschultz 1992 Family Trust	541,353	541,353
David Lifschultz	1,335,699	1,335,699
Bruce Abbott	1,335,686	1,335,686
Totals	4,711,764	4,711,764
Current portion	(4,711,764)	(4,711,764)
Non-current portion	$-	$-

The notes bear interest at 12% and their maturity was extended on April 27, 2020 to August 27, 2022. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share ($0.015 per share prior to April 27, 2020).

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	March 31,	December 31,
Creditor	2022	2021
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck 0New York property from January 1, 2018 to September 30, 2020	$46,875	$46,875
Totals	$46,875	$46,875

The payables are non-interest bearing and are due on demand.

F-10

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

During the first quarter of 2021, the Company sold a total of 7,450,000 shares of common stock (and warrants) in private placements for total proceeds of $73,500.

During the first quarter of 2021, the Company issued a total of 1,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $26,000.

During the second quarter of 2021, the Company sold a total of 14,635,000 shares of common stock (and warrants) in private placements for total proceeds of $146,350.

During the third quarter of 2021, the Company sold a total of 11,550,000 shares of common stock (and warrants) in private placements for total proceeds of $115,500.

During the third quarter of 2021, the Company issued a total of 2,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $23,000.

During the fourth quarter of 2021, the Company sold a total of 6,380,000 shares of common stock (and warrants) in private placements for total proceeds of $63,900.

During the fourth quarter of 2021, the Company issued a total of 840,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $8,400.

During the first quarter of 2022, the Company sold a total of 11,630,000 shares of common stock (and warrants) in private placements for total proceeds of $116,300.

During the first quarter of 2022, the Company issued a total of 1,120,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $11,200.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrants activity for the period December 31, 2020 to March 31, 2022.

Number outstanding at December 31, 2020	130,668,838
Granted	40,015,000
Cancelled	(20,140,700)
Number outstanding at December 31, 2021	150,543,138
Granted	13,085,000
Cancelled	(8,933,000)
Number outstanding at March 31, 2022	154,695,138

F-11

At March 31, 2022, the 154,695,138 warrants outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.82 years, and an aggregate intrinsic value of $0.

Deemed Dividends related to issuance of warrants

During the second quarter of 2021, the Company granted a total of 6,560,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $61,664 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices ranging from $0.007 to $0.01 per share, (2) exercise prices of $0.03 per share, (3) expected volatility ranging from 318.6% to 319.1%, (4) expected term of 5 years, (5) risk-free interest rate of 0.39%, and (6) dividend rate of 0%.

During the third quarter of 2021, the Company granted a total of 500,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $5,000 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices of $0.01 per share, (2) exercise prices of $0.03 per share, (3) expected volatility of 348.6%, (4) expected term of 5 years, (5) risk-free interest rate of 0.96%, and (6) dividend rate of 0%.

During the fourth quarter of 2021, the Company granted a total of 1,926,666 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $19,267 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices of $0.01 per share, (2) exercise prices of $0.03 per share, (3) expected volatility ranging from 362.4% to 394.8%, (4) expected term of 5 years, (5) risk-free interest rate ranging from 1.05% to 1.18%, and (6) dividend rate of 0%.

During the first quarter of 2022, the Company granted a total of 60,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $780 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices of $0.01 per share, (2) exercise prices of $0.03 per share, (3) expected volatility of 368.5%, (4) expected term of 5 years, (5) risk-free interest rate of 1.62%, and (6) dividend rate of 0%.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

	Three Months Ended
	March 31,	March 31,
Type of Security	2022	2021
Price Appreciation Certificates	$1,049,965	$-
Options issued to outside directors and consultants	94,997	59,979
Common stock issued for services	11,200	26,000
Totals	$1,156,162	$85,979

F-12

The following is a summary of the compensatory securities activity for the period December 31, 2020 to March 31, 2022:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2020	505,400,000	57,140,000	562,540,000
Granted	60,000,000	6,000,000	66,000,000
Cancelled	(15,000,000)	(5,250,000)	(20,250,000)
Number outstanding at December 31, 2021	550,400,000	57,890,000	608,290,000
Granted	105,000,000	9,500,000	114,500,000
Cancelled	(15,000,000)	(10,040,000)	(25,040,000)
Number outstanding at March 31, 2022	640,400,000	57,350,000	697,750,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

At December 31, 2021, the 550,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.51 years, and an aggregate intrinsic value of $0.

At March 31, 2022, the 640,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.85 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options granted in 2021 and 2022 all vested immediately.

F-13

The fair value of stock options granted during 2022 and 2021 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2022	2021
Volatility	370.90%	319.60%
Expected life	5 years	5 years
Risk-free rate	1.74%	0.56%
Dividend yield	-	-
Forfeiture rate	0%	0%
Stock Price at Valuation	$0.01	$0.01
Exercise Price	$0.01	$0.01

At December 31, 2021, the 57,890,000 stock options outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 1.93 years, and an aggregate intrinsic value of $0.

At March 31, 2022, the 57,350,000 stock options outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.54 years, and an aggregate intrinsic value of $0.

10. INCOME TAXES

The provision for (benefit from) income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for (benefit from) income taxes differs from that computed by applying the statutory United States federal income tax rate of 21% for 2022 and 2021 to loss before income taxes. The sources of the differences are as follows:

	Three Months Ended
	2022	2021
Income (loss) before income taxes	$(1,500,467)	$(408,992)
Expected recovery at statutory tax rate	$315,098	$85,888
Non-deductible stock-based compensation	(242,794)	(18,056)
Increase in valuation allowance	(72,304)	(67,832)
Provision for Income Taxes	$-	$-

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of March 31, 2022 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at March 31, 2022. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

F-14

11. SUBSEQUENT EVENTS

From April 1, 2022 to June 30, 2022, the Company sold a total of 7,780,000 shares of common stock (and warrants) in private placements for proceeds of $77,800.

From April 1, 2022 to June 30, 2022, the Company issued a total of 6,120,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $61,200.

F-15